UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

THE FINISH LINE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

317923100
(CUSIP Number)

Pyn-An Sun Monecor (London) Limited (trading as ETX Capital) One Broadgate London EC2M 2QS United Kingdom +44 (0)20 7392 1508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

5th April 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317923100	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MONECOR (LONDON) LIMITED (trading as ETX CAPITAL)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,795,581 (See Item 5)

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
8,795,581 (See Item 5)

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,795,581 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

CUSIP No. 317923100	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement relates to shares of common stock (the “Common Stock”) of The Finish Line, Inc., an Indiana corporation (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 3308 North Mitthoeffer Road, Indianapolis, Indiana 46235.

Item 2.	Identity and Background.

a)	The person filing this statement is Monecor (London) Limited (trading as ETX Capital), a company registered in England and Wales (the “Reporting Person”).

b)	The Reporting Person’s business address is One Broadgate, London EC2M 2QS, United Kingdom.

c)
The principal business of the Reporting Person is providing institutional, high-net-worth and retail customers with multi-asset market derivatives trading through financial spread betting and contract for difference products.

d)
During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e)	N/A

Item 3.	Source or Amount of Funds or Other Consideration.

The aggregate purchase prices of the Shares described in Items 4 and 5 were funded by the Reporting Person out of working capital.  The Put Shares described in Items 4 and 6 that may be acquired by the Reporting Person are expected to be funded out of working capital.

Item 4.	Purpose of Transaction.

The Reporting Person acquired beneficial ownership of the Shares reported in Item 5 and entered into the Short Put Options described in Item 6 (pursuant to which the Reporting Person may be obligated to purchase up to the full number of Put Shares described in Item 6) in order to hedge certain contracts for differences relating to the Common Stock (“Stock CFDs”) and certain contract for differences relating to exchange traded put options on the Common Stock (“Put CFDs”), in each case entered into with Sports Direct International Plc, a company registered in England and Wales (the “Client”).   The Reporting Person’s acquisition of Common Stock is in the ordinary course of its business and without the purpose or effect of changing or influencing the control of the Issuer.

Item 5.	Interest in Securities of the Issuer.

a)
The Reporting Person is the beneficial owner of 8,795,581 shares of Common Stock (the “Shares”), representing 21.9% of the outstanding shares of the Common Stock, which shares were acquired to hedge the Stock CFDs.

b)	The Reporting Person has the sole voting and dispositive power over the Shares.

c)	The following table shows all transactions in the Common Stock that have contributed to the Reporting Person’s beneficial ownership of the Shares:

Date	Transaction Type	Share Quantity	Price Per Share in USD
30 March 2017	Purchase	177,000	14.199
30 March 2017	Purchase	202,861	14.272939
31 March 2017	Purchase	342,396	14.20334
3 April 2017	Purchase	459,696	14.1431
4 April 2017	Purchase	415,014	14.2899
5 April 2017	Purchase	420,000	14.249977
6 April 2017	Purchase	56,450	14.4098
7 April 2017	Purchase	1,550	14.424194
10 April 2017	Purchase	154,000	14.38179
11 April 2017	Purchase	58,800	14.32695
12 April 2017	Purchase	350,000	14.3952
13 April 2017	Purchase	553,674	14.38527
17 April 2017	Purchase	500	14.49
16 May 2017	Purchase	245,151	13.860304
17 May 2017	Purchase	278,911	13.74579
18 May 2017	Purchase	182,929	13.669991
19 May 2017	Purchase	1,600,622	13.322366
22 May 2017	Purchase	53,800	13.959424
23 May 2017	Purchase	285,212	13.988262
24 May 2017	Purchase	102,682	13.912924
25 May 2017	Purchase	27,425	14.0037
26 May 2017	Purchase	69,609	13.98166
30 May 2017	Purchase	53,078	14.0273
31 May 2017	Purchase	202,879	13.988047
1 June 2017	Purchase	7,100	13.9833
2 June 2017	Purchase	721,321	13.8543
5 June 2017	Purchase	67,075	13.905806
6 June 2017	Purchase	478,408	13.898825
7 June 2017	Purchase	130,391	13.8427
14 June 2017	Purchase	55,500	13.9511
15 June 2017	Purchase	14,404	13.936482
23 June 2017	Sale	7,093	14.0136
28 June 2017	Sale	13,438	14.5289
29 June 2017	Sale	59,469	14.733757
29 June 2017	Sale	38,905	14.733757
30 June 2017	Sale	4,000	14.53
3 July 2017	Sale	45,994	14.659
5 July 2017	Sale	31,101	14.69792
21 July 2017	Purchase	60,000	14.030148
21 July 2017	Purchase	67,100	14.00
16 August 2017	Purchase	8,200	14.00
16 August 2017	Purchase	18,400	14.00
17 August 2017	Purchase	6,900	14.00
17 August 2017	Purchase	15,600	14.00
18 August 2017	Purchase	1,000	14.00
18 August 2017	Purchase	783,900	14.00
18 August 2017	Purchase	487,100	13.00
18 August 2017	Purchase	1,770,700	14.00
18 August 2017	Purchase	12,900	14.00
18 August 2017	Purchase	2,400	14.00
18 August 2017	Purchase	252,194	10.991212
21 August 2017	Sale	3,174,200	11.00
21 August 2017	Purchase	500,000	10.0898
21 August 2017	Purchase	116,616	9.8803
22 August 2017	Purchase	98,333	9.97386

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has a contingent obligation to purchase up to an additional 1,200,000 shares of  Common Stock (the “Put Shares”) upon any exercise of certain exchange traded put options on the Common Stock sold by the Reporting Person (the “Short Put Options”), which were entered into to hedge the Put CFDs described in Item 4.  The Reporting Person may be required to purchase shares of Common Stock pursuant to the Short Put Options upon exercise at any time on or prior to the expiration of such options and has no control over such exercise. The material terms of the Short Put Options are included in the table set forth below:

Date	Transaction Type	Share Quantity	Price Per Share in USD	Expiry
15 August 2017	Short Put Option	5,000 lots	12.00	Feb-18
17 August 2017	Short Put Option	5,000 lots	12.00	Feb-18
18 August 2017	Short Put Option	2,000 lots	12.00	Feb-18

Note: Each Short Put Option Lot relates to 100 shares.

Information relating to the Stock CFDs and the Put CFDs is contained in the Schedule 13D filed by the Client with respect to the Common Stock on April 14, 2017, as amended by Amendments Numbers 1-21.

Item 7.	Material to Be Filed as Exhibits.

N/A

CUSIP No. 317923100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONECOR (LONDON) LIMITED (trading as ETX Capital)

/s/ Andrew Edwards
Name

Director
Title

September 8, 2017
Date